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                            March 14, 2022

       James Dimon
       Chairman of the Board and Chief Executive Officer
       JPMorgan Chase & Co.
       4 New York Plaza
       New York, NY 10004

                                                        Re: JPMorgan Chase &
Co.
                                                            Registration
Statement on Form S-1
                                                            Filed March 4, 2022
                                                            File No. 333-263304

       Dear Mr. Dimon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance